LINDQUIST & VENNUM pllp

4200 IDS Center	In Denver:
80 South Eighth Street	600 17th Street, Suite 1800 South
Minneapolis, MN 55402-2274	Denver, CO 80202-5441
Telephone: 612-371-3211	Telephone: 303-573-5900
Fax: 612-371-3207	Fax: 303-573-1956

Attorneys At Law	www.lindquist.com
April 12, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ozark Ethanol, LLC Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-139657
Ladies and Gentlemen:
     On behalf of Ozark Ethanol, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 2 to Registration Statement on Form SB-2, File No 333-139657 relating to the offering and sale by the Company of up to 30,000,000 of its Class A Units. This is the initial public offering of the Company’s Units.
     You will note that the maximum size of the offering has been increased from $60 million to $80 million, that the capacity of the Company’s proposed ethanol plant has been increased from 50 million gallons per year to 54 million gallons per year, and that the aggregate cost of the project has been increased from $102 million to $120 million. We have also updated the disclosure generally to reflect current industry conditions. Other than those changes, there have been no substantial changes in the offering since the Amendment No. 1 to the Registration Statement was filed on February 7, 2007 and other revisions reflected in this Amendment are predominantly in response to comments made by your staff and by the offices of state securities authorities. To assist your review, at your request we are providing to you three marked copies of the Amendment to indicate the changes made from Amendment No. 1 to the Registration Statement. We would be pleased to provide additional courtesy copies of the filing upon your request.
     We have the following responses to the comments of the staff on Amendment No. 1 to the Registration Statement. The headings and numbers below correspond to the headings and numbers contained in the comment letter of the staff dated February 28, 2007.
General
     Comment:
     1. We note the response to prior comment 1. Please note that Release No. 333-6900 and Industry Guide 5 relate to securities of limited partnerships “ and similar securities.” Similarities do not turn on the tax treatment of these entities .. Rather, they turn on the types of risks to investors that are common to both, including limitations on investor rights associated with these types of securities. Thus, we believe that several significant risks noted in the release are present for investors in Ozark Ethanol and should be highlighted in bullet point format on the cover page. These include that there will be no public market for the units which is also disclosure required by Item 501(a)(4) of Regulation S-B, that holders may incur tax liabilities with no corresponding distributions of cash flow from Ozark Ethanol, that investors will have no or limited voting rights, and that Ozark Ethanol will be highly leveraged. In the interest of maintaining a single sheet cover page, you may wish to consider reducing the amount of information that you have provided to define the company (“a Delaware limited liability company (referred to as “we,” “us,” the “company” or Ozark Ethanol, LLC”) and the units (“Class A Units” or “Units”), detailed information describing the plant, the details of the notes, and the escrow closing conditions ..
     Response:
     1. We have made the changes requested ..
     Comment:
     2. We note that there are two circumstances in which investors’ funds will be returned. The first is if Ozark Ethanol fails to obtain at least $30 million in payments of approved subscriptions one year after the effective date. Disclosure on the cover page and elsewhere should make this more explicit. Currently, the disclosure focuses on the second circumstance, which would arise only if Ozark Ethanol had first obtained the $30 million by the first anniversary and then failed to receive the necessary loan commitments 90 days after that.
     Response:
     2. We have simplified the process of closing the offering and releasing funds from escrow to provide for only one date, one year and ninety days after the effective date, by which the offering must close and the conditions for the release of subscriptions from escrow must be satisfied.
     Comment:
     3. We read the responses to prior comments 2 and 3 and also the provisions of the escrow agreement. Clarify whether when you refer to the receipt of minimum subscriptions by a specified date (one year after the effective date), you mean that Ozark Ethanol will actually have received the cash due to it in the minimum amount ($30 million) in escrow by that date. If it is your intention that the minimum offering condition be satisfied based on your receipt of cash and promissory notes by the first anniversary of effectiveness, then we are still unclear why this satisfies the requirements of Rule 10b-9(a)(2) that the “total amount due to seller” be received by a specified date. Revise the disclosure and the escrow agreement as necessary to make this clear, or tell us in more detail why you believe that this is consistent with Rule 10b-9(a)(2). Further, although investors may benefit from the condition that you have obtained a loan commitment before funds are released to you from escrow as you point out in response to prior comment 2, it is unclear why this makes the offering consistent with Rule 10b-9(a)(2).
     Response:
     3. The changes we have made to simplify the process of closing the offering and releasing funds from escrow include the requirement that the minimum subscription funds must have been received in cash by one year and ninety days after the effective date, the date by which the offering must close and the conditions for the release of subscriptions from escrow must be satisfied.

     Comment:
     4. We note the response to prior comment 3. The conditions to the release of funds from escrow described in section 5(b) of the escrow agreement do not appear to require, however, receipt by the escrow agent of actual cash proceeds in the minimum offering amount. Your definition of “Payment Instrument” in the escrow agreement includes a “promissory note or similar instrument received by the company as Payment for the Units subscribed for.” If you intend that the escrow agent must have received cash for the units subscribed for, revise this definition and make similar revisions where necessary in the prospectus.
     Response:
     4. The changes we have made to simplify the process of closing the offering and releasing funds from escrow have been reflected in a revised escrow agreement, filed as Exhibit 4.3. These changes are not implemented by any change to the definition of “Payment Instrument” but rather by a modification of the terms for release of subscription proceeds from escrow.
     Comment:
     5. We note the statement on the prospectus’ outside front cover page and elsewhere that “[I]f we decide to terminate and abandon the offering at any time, we will promptly return the subscriptions to investors.” Please clarify that the escrow agent will promptly return all subscriptions to investors if you decide to terminate and abandon the offering at any time before release of subscriptions from the escrow. We note the disclosure on pages 130-131. As drafted, disclosures in the registration statement suggest that you would promptly return the subscriptions if you decide to terminate and abandon the offering at any time, including after release of subscriptions from the escrow.
     Response:
     5. We have revised the references to make it clear that the escrow agent, rather than the Company, will return the subscriptions to investors in the event of abandonment of the offering or failure to meet the conditions for release of subscriptions from escrow .. We have replaced the terminology “abandonment and termination” with simply “ abandonment” to make clear that we are referring in that context only to circumstances where the offering is terminated because the Company determines not to complete the offering before subscriptions are released from escrow.
     Comment:
     6. Disclose on the prospectus’ outside front cover page that if Ozark Ethanol abandons the project after release of the subscriptions from escrow, Ozark Ethanol will liquidate and that the value of the units would very likely decline significantly or be lost entirely. We note the disclosure on page 128.
     Response:
     6. We have made the requested disclosure on the cover page of the prospectus.
Capitalization, page 36
     Comment:
     7. We reviewed your responses to prior comments 17 and 21. Where you have added disclosure on the lack of a commitment for debt financing, please also disclose that investors will receive a refund of their investment if you are unable to obtain such financing. Please also cross reference this disclosure to your discussion of the escrow arrangement on page 8 or elsewhere ..

     Response:
     7. We have made the requested clarifications and cross references.
Plant Construction and Start-up of Plant Operations, page 43
     Comment:
     8. Disclosure that if Ozark Ethanol is able to start construction in July 2007, Ozark would anticipate beginning operations in the fourth quarter of 2008 appears inconsistent with disclosures on pages 54 and 63 that the elapsed time from groundbreaking to mechanical completion of the plant is expected to take 18 to 22 months, with the beginning of operations expected to take an additional two months. Please reconcile the disclosures. We note that Ozark Ethanol’s fiscal year ends on August 31.
     Response:
     8. We have again revised the anticipated dates and time frames based on the Company’s current expectations regarding construction timetables.
Federal Income Tax Consequences of Owning Our Units, page 113 and Exhibit 8.1
     Comment:
     9. Refer to prior comment 32. As requested previously , delete the word “generally” in the third paragraph on page 118 and the fifth paragraph on page 122. Also delete the word “Generally” in the third sentence of “Passive Loss Rules” on page 121.
     Response:
     9. We have made the requested deletions ..
Partnership Status, page 114
     Comment:
     10. We note the response to prior comment 33. Please delete the word “Accordingly” in the first paragraph’s second sentence. As noted previously, the tax treatment depends upon the legal conclusion whether Ozark Ethanol is a partnership or corporation, and counsel must opine on these matters as part of its tax opinion and cannot assume them.
     Response:
     10. The legal conclusion has been stated. The Company’s assurance that it will not take action which would override the legal conclusion has also been stated.
Plan of Distribution, page 127
     Comment:
     11. Disclosure in the fifth paragraph that subscriptions will be held in escrow until the earliest to occur of Ozark Ethanol’s receipt of $30 million or more in offering proceeds and written commitments from lending sources which, combined with the offering proceeds and other funds, would equal at least $102 million is inconsistent with disclosure on the prospectus’ outside front cover page and elsewhere that subscriptions will be held in escrow until Ozark Ethanol has received $30 million or more in offering proceeds and written commitments from lending sources which, combined with the offering proceeds and other funds, would equal at least $102 million. Please reconcile the disclosures.
     Response:
     11. The clarification has been made.
Statement of Changes in Members’ Equity, page F-5
     Comment:
     12. Please revise your statement of changes in members’ equity to comply with the requirements of paragraph 11(d) of SFAS 7.
     Response:
     12. The statement of changes in members’ equity has been revised to show date of unit issuance along with number of shares issued and dollar amounts.
Statement of Cash Flows, page F-6
     Comment:
     13. You disclose increases or decreases in contributed capital and cost of raising capital. Please revise to reflect cash flows from financing activities using a direct method and exclude references to increases or decreases in these items. Please refer to Example 1 of SFAS 95.
     Response:
     13. The statement of cash flows has been revised to show contributed capital and cost of raising capital using a direct method. References to increases or decreases in these items have been excluded.
Note 1. Summary of Significant Accounting Policies, page F-7
Unit Based Compensation, page F-8
     Comment:
     14. We reviewed your response to prior comment 41. Please provide us an analysis of the units that you issued from September 1, 2005 through the date of your response letter. Tell us how you determined the fair value of your units at each issuance date. For each issuance, identify the nature and amount of consideration received. For issuances that were not cash sales to unrelated parties, please reconcile the fair values you determined for your units to contemporaneous cash sales and the anticipated IPO price of $2.00. Where applicable, please identify significant events that indicated or contributed to changes in the fair value of your units ..
     Response:
     14. We have prepared a schedule showing an analysis of the units issued through the date of our response letter, including the fair value of units at each issuance date. The schedule is attached to this letter.

     The initial investors purchased units during the founders’ round at a value of $0.50 per unit. The founding members have the most risk associated with their investment in Ozark Ethanol, LLC. They have put in the labor associated with the start-up of a new business, including having a feasibility study conducted and performing the research associated with the requirements of starting an ethanol plant and the fundraising activities to generate more investors during the private placement memorandum. The founding members paid for their units with cash contributions of $0.25 per unit and received compensation for the services they provided the Company at a rate of $0.25 per unit, to provide them their units at the value of $0.50 per unit.
     The investors that purchased units during the private placement memorandum received their units at a value of $1.00 per unit. While the investors during this seed round do not have as much risk associated with their investment in Ozark Ethanol, LLC, they still have risk involved. Their investment is being used to assist the Company in the filing of the proper documents to register with the Securities Exchange Commission, as well as the necessary filings to begin the fundraising associated with the initial public offering.
     The anticipated initial public offering ( IPO) price is determined to be $2.00 per unit due to the fact that the investors that do not invest until the public equity drive have no risk associated with their investment money until the equity drive is closed.
Note 3. Grant Income, page F-9
     Comment:
     15. We reviewed your response to prior comment 44. Please tell us why you have recorded grants received as other income rather than revenue. Additionally, please tell us more about the nature of the grants to help us understand why you now believe the grants should be reflected as income rather than as a reduction in expense. In this regard, please address whether the grants reflected reimbursement of current expenses, performance grants, or whether the grants relate to depreciable property. For any grants specifically made to reimburse you for expenses, it is unclear why you have revised your accounting.
     Response:
     15. Ozark Ethanol, LLC was organized with the intent of operating a for profit business. Grants are not the profit motive of Ozark Ethanol, LLC. The Statement of Financial Accounting Concepts (SFAC) No. 6, Elements of Financial Statements, defines revenue as “actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of an entity’s major or central operations.” We classified grants received as other income because grants are not part of Ozark Ethanol, LLC’s major or central operations.
     Ozark Ethanol, LLC received one grant and had been approved for another grant as of August  31, 2006. The grant received prior to August 31, 2006 was a grant provided to Ozark Ethanol, LLC to aid in the funding of the cost to conduct a feasibility study. The grant that had been approved, but not yet received, was a grant provided to aid in the funding of the planning expenses related to the building of an ethanol facility.
     The grants reflect reimbursement of expenses. Per our telephone conversation with Scott Watkinson regarding prior comment 44, Mr. Watkinson specifically stated the SEC did not accept the position of netting of grant income and expenses. He specifically requested the income and expenses be shown separately. We therefore revised our accounting to show reimbursements received from granting entities as income rather than reducing the expense related to the reimbursement.

     Comment:
     16. You now indicate that grants are recognized in income when approved, and “expenses, for which the grants are provided” are recognized as incurred. Please tell us how your policy on the timing of the recognition of grants is consistent with the nature of the grant ..
     Response:
     16. We have modified the footnote to read: “Amounts received from grants are recorded as income when the Company has confirmation of approval of each individual expenditure to be reimbursed. Expenses, for which the grants were provided, are recorded as incurred ..” Because the granting entity must approve the reimbursement, the income from the grant is not recognized until Ozark Ethanol, LLC is notified by the granting entity that they are reimbursing the expenses incurred.
     Comment:
     17. Please also ensure the description of your accounting for grants is consistent. Please refer to the third sentences of the first paragraphs of this note and note 3 to you November 30, 2006 financial statements.
     Response:
     17. We have revised the third sentence of the first paragraph of note 3 in our November  30, 2006 financial statements to be consistent with the note in our August 31, 2006 financial statements.
Exhibit 8.1
     Comment:
     18. We note the statement that the opinion is based on existing law “as of the date of this opinion.” Please delete. Alternatively, you must file a new opinion immediately before the registration statement’s effectiveness because the opinion must speak as of that time.
     Response:
     18. An updated opinion is filed as Exhibit 8.1. It would be improper for counsel to give a postdated opinion. If staff requires an opinion dated as of the date of effectiveness of the registration statement, there are two alternatives. One would be to make the registration statement effective immediately upon filing of a pre-effective amendment containing a currently dated opinion. Otherwise an updated opinion could be supplied by post-effective amendment. Please advise us of your preference in this regard.
     Comment:
     19. We note that you give the opinion in this exhibit that Ozark Ethanol will be treated as a partnership for tax purposes. It is less clear, however, that counsel is opining on the tax consequences of this treatment to investors as counsel “confirms as correct [its] representation” that the statements in the prospectus set forth the tax consequences of holding the units. Please make counsel’s opinion clear in exhibit 8.1 on the tax consequences to investors. Alternatively, state both in the opinion and in the disclosure that the discussion constitutes counsel’s opinion.
     Response:
     19. The sentence has been modified to make clear that an opinion is being given.

Exhibit 23.2
     Comment:
     20. We note that the consent filed as exhibit 23.2 covers exhibit 8.1. The consent for exhibit 8.1 must consent to inclusion of counsel’s tax opinion in the registration statement, counsel’s short form tax opinion filed as an exhibit, and counsel’s being named in the registration statement. Please revise. Alternatively, include the required consent as part of exhibit 8.1.
     Response:
     20. We have modified the opinions filed as Exhibits 5.1 and 8.1 to include the required consents in a format responsive to the circumstances of each opinion and staff’s request. We have eliminated the consent filed as Exhibit 23.2 as no longer necessary.
Exhibit 10.3
     Comment:
     21. Although you represent that exhibit 10.3 has no attachments in response to prior comment 46, it appears that there is an exhibit B to exhibit 10.3. Refer to article 2 of exhibit 10.3. File a complete version of exhibit 10.3 with all of its attachments in the next amendment to the registration statement.
     Response:
     21. This will confirm to you on behalf of the Company that no Exhibit B was attached to the agreement filed as Exhibit 10.3. If you require a statement from the other party to the agreement to that effect, the Company will seek to obtain it and provide it to you supplementally. Please note that the context in which the Exhibit B reference is made indicates that it deals with a form for confirming a confidentiality undertaking from third parties, that an alternative form may be agreed upon between the parties if necessary for the purpose and that no material terms of the agreement would be included in such form or missing from the agreement as a consequence of its absence.
Exhibit 10.4
     Comment:
     22. You represent in response to prior comment 46 that exhibit 10.4 has one attachment, an Agreement for Professional Services, which was filed. Although you did file the attachment, section 19 of the attachment states the agreement, together with its exhibit A, constitutes the entire agreement. Please refile exhibit 10.4, including exhibit A to the agreement for professional services.
     Response:
     22. This will confirm to you on behalf of the Company that no Exhibit A was attached to the agreement filed as Exhibit 10.4. If you require a statement from the other party to the agreement to that effect, the Company will seek to obtain it and provide it to you supplementally. It is our belief that the reference to Exhibit A contemplates that the material work and financial provisions of the agreement between the parties could be attached to the Agreement for Professional Services as an exhibit rather than having them contained in a letter agreement with the form agreement attached. In other words, the letter could have been labeled Exhibit A and attached to the form agreement. It just wasn’t done that way.

Exhibit 10.5
     Comment:
     23. Although you represent in response to prior comment 46 that exhibit 10.5 has several exhibits and attachments, all of which have filed, you did not file exhibits E, F, and G to the attachment labeled “Standard Terms and Conditions.” Please refile exhibit 10.5, including all exhibits to the attachment labeled “Standard Terms and Conditions ..”
     Response:
     23. This will confirm to you on behalf of the Company that there are no Exhibits E, F or G to the agreement filed as Exhibit 10.5. If you require a statement from the other party to the agreement to that effect, the Company will seek to obtain it and provide it to you supplementally. Please note that the cover page of the Standard Form of Agreement specifically lists all of the Attachments (including Exhibits) which were made a part of the agreement. If Exhibits E, F or G existed, they would have been listed. An analysis of the Exhibit references indicates why they were excluded. Exhibit E is a form that would be necessary if the work undertaken required a notice of acceptability, which is not the case in this agreement. Exhibit F would be necessary only if there were an exception to the services stated. Exhibit G would be required only if, based on the nature of the work undertaken, the parties required each other to obtain insurance.

     Thank you for your assistance in connection with this registration. If you should have any questions regarding this filing or the foregoing responses to comments of the staff, or if you require any additional information, please contact either me at (612) 371-3955 or Joe Thompson at (612) 371-2409.

Very truly yours,
/s/ Dean R. Edstrom

Dean R. Edstrom

Comment 14 Response: Schedule showing Fair Value of Issued Units
Ozark Ethanol, LLC
Fair Value of Issued units
August 31, 2006

Date of	Number of	Price per	Total
Issuance	Units	Unit	Contribution

1/29/2004	14,400	0.25	$3,600)	Purchase of units by
2/13/2004	7,200	0.25	1,800)	6 initial founding members
6/23/2005	2,400	0.25	600)

2/28/2006	4,000	0.25	1,000)	Purchase of units by
4/6/2006	8,000	0.25	2,000)	3 additional founding members

4/27/2006	4,800	0.25	1,200)	Purchase of units by
5/11/2006	3,200	0.25	800)	2 additional founding members

6/28/2006	396,000	0.25	99,000	Purchase of units by
				11 founding members

Subtotal	440,000		110,000

6/28/2006	440,000	0.25	110,000	Unit-based compensation

6/28/2006	730,000	0.50	365,000	Purchase of units by
				11 founding members

8/31/2006	1,530,000	1.00	1,530,000	Purchase of units through
				Private Placement Memorandum

			2,115,000
			(32,996)	Costs associated with raising capital

			$2,082,004	Total Membership Interest